Goodwin Procter LLP Counsellors at Law Exchange Place Boston, MA 02109	T: 617.570.1000 F: 617.523.1231 goodwinprocter.com

December 14, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	SSgA Funds (the “Registrant”)

Post-Effective Amendment No. 114 Under the Securities Act of 1933,

as amended (the “1933 Act”)

File No. 33-19229

 811-5430

Ladies and Gentlemen:

We understand that SSgA Funds (the “Registrant”) has enclosed herewith for filing electronically with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the Securities Act”), Post-Effective Amendment No. 114 (the “Amendment”) to the Registration Statement on Form N-1A of the Registrant (the “Registration Statement”), together with the exhibits indicated as being filed therewith.

As indicated on the cover page of the Amendment, the Amendment is to become effective December 14, 2012 pursuant to paragraph (b) of Rule 485 under the Securities Act.

The Amendment is being filed to update financial and other information in the prospectuses and statements of additional information included therein, including information identified in prior correspondence and other communications with the staff of the Commission. Consistent therewith, our review of the Amendment has not revealed any disclosure that would render it ineligible to become effective pursuant to Rule 485(b).

Should you have any questions, please contact Philip H. Newman at (617) 570-1558.

Very truly yours,

/s/ Goodwin Procter LLP

GOODWIN PROCTER LLP